## Contact

www.linkedin.com/in/
ashtonhoriuchi (LinkedIn)

## Top Skills

Business Development

Java

Python (Programming Language)

# Ashton H.

Co-Founder | Sous Tech & Eko Music | Artist/Producer

Sarasota, Florida, United States

## Summary

Passionate about artificial intelligence, robotics, entrepreneurship, and music

I love making things that push the limits of both human and technological capabilities to help people be more efficient and creative.

## Experience

### Eko Music

Co-Founder/CEO

February 2025 - Present (1 year)

Sarasota, Florida, United States

An online ecosystem that empowers artists to grow their music careers with financial and creative stability. Co-founded with Grammy-winning producer Ivan "ill Factor" Corraliza

- Reduced 2025 R&D budget 98%
- Development timeline reduced 93%
- Over $100,000 crowdfunded within one week of launching campaign

### Boys & Girls Club

Entrepreneurship and Innovation Instructor

March 2023 - Present (2 years 11 months)

Sarasota, Florida, United States

Facilitating the Perlman Price Young Entrepreneurs (PYE) program, a business program for high school students.

### Sous Tech

Founder/CIO

April 2022 - Present (3 years 10 months)

Sarasota, Florida, United States

A robotics startup that specializes in automation for processes in the restaurant industry. Optimizing the interaction between humans and robotics to improve

efficiency, consistency, and provide a higher quality dining experience. Backed by Timmy McCarthy, founder of the largest Raising Cane's franchise.

- $238,000 fundraised from grants and investments
- Patent pending on one design

### Self-employed
#### Music Producer
May 2018 - Present (7 years 9 months)
Sarasota, Florida, United States

Recording artist, producer, instrumentalist, and DJ. Mentored by Grammy-winning producer ill Factor. Available for studio sessions and events. Main genres include pop, r&b, electronic, reggaeton, and alternative.

### Star Thai and Sushi
#### Sushi Chef
May 2018 - September 2022 (4 years 5 months)
Sarasota, Florida, United States

Prepared sushi, sashimi, and nigiri dishes.

### Sarasota Memorial Health Care System
#### Information Technology Internship
June 2021 - August 2021 (3 months)
Sarasota, Florida, United States

Assisted with implementation and design of a new hospital network, imaging and deployment of new systems, debugging/troubleshooting of systems.

## Education

### Wittenberg University
Information Systems / Entrepreneurship · (August 2018 - May 2022)